UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Summit Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86627T108

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		46,209,732*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

46,209,732*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,209,732*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.89%*
14	TYPE OF REPORTING PERSON

IN

* The 46,209,732 shares of Common Stock beneficially owned consist of 42,224,677 shares of Common Stock and includes the exercise of warrants to buy 3,985,055 shares of Common Stock, which are exercisable until December 24, 2029.

CUSIP No. 86627T108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Summit Therapeutics Inc., a Delaware corporation whose principal executive office is located at One Broadway, 14th Floor, Cambridge, Massachusetts 02142 (the “Issuer”).

Item 2.	Identity and Background.
(a)	This statement is filed by Robert W. Duggan (“Mr. Duggan” or the “Reporting Person”).
(b)	The principal business address of Mr. Duggan is 611 S. Fort Harrison Ave., Suite 306, Clearwater, Florida.
(c)	The principal occupation of Mr. Duggan is serving as a private investor.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding or judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Duggan is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.

On September 18, 2020, the Issuer became the successor issuer to Summit Therapeutics plc, a public limited company incorporated in England and Wales (“Old Summit”), pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended. Such succession occurred following the effectiveness of a United Kingdom court-approved scheme of arrangement in which every five ordinary shares, £0.01 par value per share, of Old Summit were exchanged for one share of Common Stock of the Issuer, which resulted in the Issuer becoming the holding company of Old Summit and its subsidiaries (the “Redomicile”).

Upon the effectiveness of the Redomicile, the Reporting Person, as a holder of ordinary shares and warrants to purchase ordinary shares in Old Summit, automatically received the shares of Common Stock and warrants to purchase Common Stock disclosed in this Schedule 13D in exchange for all of his prior holdings in Old Summit. No other consideration was paid by the Reporting Person in connection with the foregoing.

CUSIP No. 86627T108

Item 4.	Purpose of Transaction.

The Reporting Person received shares of Common Stock and warrants to purchase Common Stock as described in Item 3 of this Schedule 13D.

The Reporting Person is currently the Chief Executive Officer and Executive Chairman of the Board of Directors of the Issuer and intends to continue to participate in the management and operations of the Issuer in such capacities. The Reporting Person intends to continue to evaluate his ownership and voting position in the Issuer and at the present time intends to continue to hold his equity position in the Issuer, and to consider acquiring additional securities of the Issuer.

Depending upon overall market conditions and the performance of the Company in the future, and the availability of Common Stock or other securities in the Issuer at prices that would make the purchase or sale of such Common Stock or other securities desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Common Stock or other securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Except as set forth herein, the Reporting Person (in his capacity as stockholder of the Issuer) has no present intent or proposals that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Common Stock reported owned by the Reporting Person is based on 67,231,903 shares of Common Stock outstanding as of September 18, 2020, which is the total number of shares of Common Stock issued in the Redomicile as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 18, 2020.

A.	Mr. Duggan

(a)	As of the close of business on September 18, 2020, through the holding of 42,224,677 shares of Common Stock and warrants to purchase 3,985,055 shares of Common Stock, the Reporting Person beneficially owned 46,209,732 shares of Common Stock (the “Shares”). Shares held by the Reporting Person include shares held in his retirement accounts.

Percentage: Approximately 64.89%.

(b)	1. Sole power to vote or direct: 46,209,732
2. Shared power to vote or direct: 0
3. Sole power to dispose of or direct the disposition of: 46,209,732
4. Shared power to dispose of or direct the disposition of: 0

(c)	The transactions in the Shares by the Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from the sale of, the Shares.
(e)	Not applicable.

CUSIP No. 86627T108

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The terms and conditions of the warrants to purchase 3,985,055 shares of Common Stock held by the Reporting Person are as set forth in the Warrant to Purchase Common Stock included as Exhibit 99.1 herewith.

The foregoing description of the Warrant to Purchase Common Stock does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant to Purchase Common Stock, included as Exhibit 99.1 and incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed on September 18, 2020).

CUSIP No. 86627T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2020

/s/ Robert W. Duggan
Robert W. Duggan

CUSIP No. 86627T108

SCHEDULE A

Transactions in the Shares During the Past Sixty Days*

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

Common Stock	42,224,677	09/18/20
Warrants to purchase Common Stock**	3,985,055	09/18/20

* Represents all securities of the Issuer issued to the Reporting Person in the Redomicile in exchange for all of his equity interests in Old Summit.

** Represents shares of Common Stock issuable pursuant to the warrants. The warrants are exerciseable until December 24, 2029 at a price of $1.58 per share of Common Stock.